UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary

Jacques Nasser
Chairman
BHP Billiton
171 Collins Street
Melbourne Victoria 3000 Australia
25 September 2014	www.bhpbilliton.com

Dear Shareholder

2014 ANNUAL GENERAL MEETINGS

We will be holding BHP Billiton’s Annual General Meetings in October and November.

I wanted to write to you to give you some more detail on a number of items we will be considering. These include the first binding vote on the Remuneration Policy (under new UK regulations), Board renewal and share issuance.

Additionally, there has been shareholder interest in our plans to create a new global metals and mining company and our policy on climate change. I have therefore added some further information on these two topics.

Plans to create an independent global metals and mining company

As you know, in August, after a detailed review, we announced a plan to significantly simplify BHP Billiton by demerging a selection of our aluminium, coal, manganese, nickel and silver assets.

We have been saying for some time that simplifying our portfolio has the potential to create value for shareholders. Today, BHP Billiton owns 41 assets worldwide. The proposed demerger will be a significant step towards focusing the portfolio on the 19 assets which generated 96 per cent of the Group’s underlying EBIT in the 2014 financial year.

Once simplified, BHP Billiton will be almost exclusively focused on exceptionally large, long-life iron ore, copper, coal, petroleum and potash basins. With fewer assets and a greater upstream focus, we will be able to reduce costs and improve productivity more quickly. As a result BHP Billiton is expected to generate higher margins, stronger growth in free cash flow and a better return on invested capital.

The proposed new company will also be positioned to improve productivity more quickly as it benefits from a strategy, systems and process designed for the scale of its assets.

In developing this plan, the Board assessed a wide range of alternatives with the aim of optimising shareholder value. We believe a demerger will deliver more value for shareholders than maintaining the status quo or other ways of simplifying BHP Billiton (such as trade sales) taking into account certainty of outcome, associated costs, time to implement, and risks associated with third party approvals.

A member of the BHP Billiton Group, which is headquartered in Australia

Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia

ABN 49 004 028 077 Registered in Australia

Since the announcement, we have been able to engage extensively with investors and other stakeholders. We have been pleased by the support for the demerger and the level of interest investors have shown in the new company. Based on this, we are now assessing a potential Standard listing in London for the new company. This listing would be in addition to the new company’s previously announced proposed primary listing on the Australian Securities Exchange and secondary inward listing on the Johannesburg Stock Exchange. Our engagement process continues, and we welcome your feedback.

The Board will make a decision on the proposed demerger when the necessary government, taxation, regulatory and other third party approvals are secured on satisfactory terms. Once the necessary approvals are in place, shareholders will have the opportunity to vote on the proposed demerger. The vote is being undertaken on a voluntary basis as part of our commitment to good governance. Subject to these approvals and the shareholder vote, the demerger is expected to be completed in the first half of calendar year 2015. We expect to provide an update in November 2014.

Board renewal (Items 12 to 24)

One of the key areas of corporate governance detailed in the Annual Report is ongoing Board renewal. We are focused on enhancing the diversity of perspective on the Board. We do this in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity on the Board. The right blend of skills, experience and perspective is critical to ensuring the Board oversees BHP Billiton effectively for shareholders. In last year’s Annual Report, we talked about seeking additional upstream oil and gas experience.

I am pleased to report that a former director of Royal Dutch Shell plc, Malcolm Brinded, joined the Board and the Sustainability Committee in April. Malcolm served on the Board of Shell between 2002 and 2012. During his 37-year career with Shell, he held leadership roles including Executive Director of Exploration and Production, Executive Director of Upstream International and UK Country Chair and Managing Director. Malcolm also has experience in non-conventional oil and gas and is recognised for his successful track record in managing a business in the context of uncertainty and systemic risk.

David Crawford will be retiring from the Board in November. On behalf of all shareholders, I would like to thank him for his exceptional service to the Board and BHP Billiton over many years.

Reflecting David’s depth of skill and experience, and as one of Australia’s most respected Chairmen and company directors, the Board has asked him to be the inaugural Chairman of the new demerged company if approved.

Climate change and Board nomination (Item 25)

Three shareholders, collectively representing 0.06 per cent of the combined issued share capital of BHP Billiton, have nominated a Non-Board endorsed candidate for election: Mr Dunlop.

Unlike the United Kingdom, Australian law does not mandate a threshold level of shareholder support for an external candidate to be nominated to the board of a listed company. In the UK, nomination of director candidates is treated as equivalent to other shareholder-proposed resolutions and requires the support of at least 100 shareholders or shareholders who hold at least five per cent of total voting rights. Given our DLC structure, we adopt the market standard of Australia in this instance.

Based on our analysis of the current skills and experience, we are once again recommending that shareholders vote against the appointment of Mr Dunlop. As you may recall, Mr Dunlop was also nominated in 2013 and was unsuccessful with over 96 per cent of shareholder votes cast against his election.

Climate Change

Given the importance of this issue, I wanted to outline the way we consider climate change as an integral part of our business strategy development and planning.

The Board has responsibility for BHP Billiton’s strategy. This is reviewed on a regular basis. Our strategy of owning and operating large, long-life, low-cost, expandable upstream resource assets diversified by commodity and geography has delivered strong returns. It underpins the continuing creation of long-term sustainable value for shareholders, customers, employees and the communities in which we operate.

BHP Billiton has a robust corporate planning process. That planning process, and the Board’s assessment of strategy, business portfolio and future investments, is underpinned by scenario planning. Scenario planning gives us the ability to evaluate a wide range of global uncertainties through to 2035 including climate change, geopolitical and technological developments. At the core of our corporate planning is our acceptance of the most recent assessment of the Intergovernmental Panel on Climate Change (IPCC). The IPCC’s latest report found that warming of the climate is unequivocal, human influence is clear and physical impacts are unavoidable. We incorporate the IPCC’s assessment in our strategy as the base case for climate change science.

We believe our uniquely diversified portfolio is robust across these scenarios and shorter-term shock events. For example, in a severely carbon constrained world, we believe there is upside for potash and uranium, and also for our high-quality hard coking coal (lower smelting emissions) and iron ore lump (direct blast furnace feed) while copper is resilient. In aggregate these mitigate potential negative impacts in other commodities, given the relatively short pay-back periods for most present and future investments in fossil fuel production.

Regardless of which direction the world may take, we will always be guided by Our Charter values, including our value of Sustainability, in how we operate our business, interact with our stakeholders and plan for the future. A more detailed explanation is set out in our 2014 Notice of Meeting.

Remuneration Items (Items 7 to 11)

Last year when Andrew Mackenzie was appointed Chief Executive the Remuneration Committee believed that his remuneration should be rebased down, relative to the former CEO. Andrew supported this change. As a result, the CEO’s package was reduced by approximately 25 per cent. Following the Remuneration Committee’s annual review the CEO’s base salary and target remuneration for this year will remain unchanged.

Non-executive Director fees will also remain unchanged this year, meaning a fourth consecutive year at the same level. We believe these outcomes align remuneration with shareholder interests and the prevailing business environment.

This year shareholders are asked to vote on five remuneration-related items. The first three relate to the Remuneration Report. The fourth seeks approval of leaving entitlements, which is the authority we seek every three years consistent with Australian governance practice. The fifth is the standard item seeking approval for grants of short- and long-term equity awards to the CEO.

Reduced Share Issuance Authority (Item 4)

Historically we have sought approval to issue up to 25 per cent of BHP Billiton Plc share capital. This year we have decided to reduce this to 10 per cent of BHP Billiton Plc’s issued share capital (equivalent to 4 per cent of the DLC’s issued share capital) reflecting closer alignment between UK and South African governance guidelines.

Further discussion

Should you wish to discuss any of these issues in greater depth, please contact our London-based governance team:

Geof Stapledon, Vice President Governance	James Upton, Senior Manager Governance
T: +44 (0) 20 7802 4176	T: +44 (0) 20 7802 7308
E: geof.stapledon@bhpbilliton.com	E: james.upton@bhpbilliton.com

Yours sincerely,

Jac Nasser AO
Chairman